VIA EDGAR

November 22, 2010

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Silicon Graphics International Corp.
Form 10-K for the Fiscal Year Ended June 25, 2010
Filed September 8, 2010
Form 10-Q for the Fiscal Quarter Ended September 24, 2010
Filed November 3, 2010
File No. 000-51333

Dear Mr. Gilmore:

Reference is made to the comment letter, dated November 19, 2010, received from the United States Securities and Exchange Commission (the “Commission” or “SEC”) addressed to James D. Wheat, Chief Financial Officer, Silicon Graphics International Corp. (the “Company” or “SGI”) regarding the Commission's review of the above-referenced filing. The Company acknowledges receipt of your letter, which requested a response from the Company within ten (10) business days of the date of the letter (i.e., by December 2, 2010). The Company hereby confirms that, based on its request for an extension of this deadline, it will provide its response to the comment letter on or before Friday, December 17, 2010.

If you have any questions regarding this request for an extension please contact me at (510) 933-8045, or Maurice Leibenstern, Senior Vice President and General Counsel, SGI at (510) 933-8302.

Very truly yours,
Silicon Graphics International Corp.

/s/ James D. Wheat
James D. Wheat
Senior Vice President and
Chief Financial Officer, SGI

cc:    Mark J. Barrenechea
Chief Executive Officer, SGI
Jennifer Fugario
Staff Accountant, Division of Corporation Finance, SEC
Matthew Crispino
Staff Attorney, SEC